UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

 Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

In accordance with the provisions set forth in article 30 of the Unified Text of the Securities Market Law (Texto Único Ordenado de la Ley del Mercado de Valores) approved by Supreme Decree No. 020-2023-EF, and the Regulation of Relevant Events and Reserved Information (Reglamento de Hechos de Importancia e Información Reservada), approved by SMV Resolution No. 005-2014-SMV-01, we hereby report the following as a Relevant Information Communication:

By means of the General Shareholders’ Meeting of AENZA S.A.A. (the “Company”), held on this date, on first call, it was agreed the following:

1.	Capital increase allowing the Company to receive funds from new monetary contributions up to US$55’000,000 and delegation of powers to the Board.

The following was approved with the favorable vote of 99.995% of the subscribed shares with voting rights represented at the Meeting:

a)	To increase the capital by new monetary contributions in order to use the funds from said capital increase to capitalize the new platform for infrastructure investments resulting from the Company’s Corporate Reorganization process approved in the General Shareholders Meeting held on February 7, 2024;

b)	To increase the capital allowing the Company to receive funds coming from new monetary contributions for up to US$55’000,000 (fifty five million Dollars), through the issuance of new common shares with voting rights, of a par value of S/ 1.00 each, to be placed under par value at a unit placement price equal to S/ 0.4966, which corresponds to a discount of 15% over the volume weighted average price (VWAP) of 60 calendar days prior to August 20, 2024.

c)	To delegate to the Board of Directors sufficient powers to: (a) fix the amount of the capital increase to be offered and the number of shares to be created and the price per share; (b) determine the terms and conditions for the exercise of the preemptive subscription rights in accordance with the provisions of applicable laws, including the establishment of the record date and delivery date, as well as the trading term of the preemptive subscription certificates; (c) fix the exchange rate applicable for the conversion of the monetary contributions from U.S. Dollars to Soles, considering market values; (d) establish the form of representation of the securities to be issued, in accordance with the provisions of the applicable laws; (e) fix the amount by which the capital will be increased; (f) determine the procedure to be followed in the event of any shares remaining to be subscribed after the second subscription round, including the conducting of a private offering of such shares, being able to set the terms and conditions thereof; (g) determine the issuance of provisional share certificates in accordance with the provisions of the bylaws and applicable laws, as well as the issuance of definitive shares, including in both cases the establishment of the record date and delivery date; (h) determine the new wording of article 5 of the Company’s by-laws, which shall reflect the results of the preferential share subscription procedure and the eventual private offering of unsubscribed shares in the share subscription process; (i) delegate, in turn, to the Management sufficient powers to approve the terms and conditions of the capital increase without additional approval of the Board of Directors or the General Shareholders’ Meeting; and, (j) approve, fix or execute any complementary act that may be convenient or necessary in order to formalize and perfect the capital increase, without requiring additional approval by the General Shareholders’ Meeting.

2.	Exercise of preemptive right

The following was approved with the favorable vote of 99.995% of the subscribed shares with voting rights represented at the Meeting:

a)	That the preemptive subscription right be exercised in two rounds, under the terms set forth in the General Corporations Law, Law No. 26887, the Unified Text of the Securities Market Law, approved by Supreme Decree No. 020-2023-EF, and the Securities Law, Law No. 27287 and those established by the Board of Directors by virtue of the delegation of powers approved in the first agenda item of the Meeting (paragraph 1(c) above); and

b)	That the preemptive subscription certificates to be issued to subscribe the shares of the Company to be created within the framework of the capital increase, as well as the shares to be issued as a consequence of such capital increase -whether such shares are represented by provisional certificates or definitive certificates-, comply with the legal mandate set forth in the aforementioned provisions, and will not be registered or offered in the United States of America, as explained by the secretary of the meeting.

3.	Delegation and granting of powers for the formalization of resolutions.

With the favorable vote of 99.995% of the subscribed shares with voting rights represented at the Meeting, the shareholders approved the appointment of Mr. Dennis Fernando Fernandez Armas, Vice President of People, Public Affairs and Shared Services, identified with ID No. 15971076 and Ms. Zoila María Horna Zegarra, Corporate Legal Vice President, identified with ID No. 10220900, so that either of them, acting individually, may sign, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the Meeting.

We hereby certify that the preemptive subscription certificates resulting from the capital increase approved at the Meeting, as well as the shares to be issued upon the capital increase, have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state or jurisdiction outside of Peru.

In this regard, the securities issued will be available to investors only in Peru in accordance with the provisions of applicable Peruvian legislation (Ley General de Sociedades, Ley Nº 26887, Ley del Mercado de Valores, Texto Único Ordenado aprobado por Decreto Supremo Nº 020-2023-EF y Ley de Títulos Valores, Ley Nº 27287), as amended from time to time, and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where this is prohibited. In addition, the shares to be issued may not be offered, sold or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States of America or to U.S. persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	August 20, 2024

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